Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
APEX GLOBAL BRANDS INC.

Apex Global Brands Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”), does hereby certify as follows:

FIRST:  Section 4.1 of Article IV of the Certificate of Incorporation is hereby amended by adding the following paragraph immediately after the end thereof:

Effective as of 12:01 a.m., Eastern Time, on September 27, 2019 (the “Effective Time”), each three (3) authorized shares of Common Stock of the corporation, including all such shares that are issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) validly issued, fully paid and non-assessable share of Common Stock of the Corporation. No fractional shares shall be issued or recorded in the stock ledger of the Corporation as a result of the reverse stock split provided for in the immediately preceding sentence (the “Reverse Stock Split”), and any holder of the Corporation's Common Stock that would be entitled to receive a fractional share as a result of the Reverse Stock Split shall, in lieu thereof, be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon, for any such holder holding the shares in book-entry form, the submission of a transmission letter by the holder or, for any such holder holding the shares in certificated form, the surrender of the holder's Old Certificates (as defined below), in each case in an amount equal to the product obtained by multiplying (i) the most recent closing price per share of the Common Stock as reported on the Nasdaq Capital Market as of the Effective Time (and after giving effect to the Reverse Stock Split on such closing price), by (ii) the amount of the fraction of the fractional share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (collectively, "Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined and converted, subject to the elimination of fractional share interests as described above.

SECOND:  The Board of Directors of the Corporation duly adopted resolutions declaring the amendment to Article IV of the Certificate of Incorporation set forth above to be advisable, approving such amendment, and directing that such amendment be submitted to the stockholders of the Corporation for consideration.

THIRD:  That thereafter, pursuant to the resolutions of the Board of Directors of the Corporation, a meeting of the stockholders was duly called and held upon notice in accordance with Section 222 and Section 242 of the Delaware General Corporation Law at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH:  The amendment to Article IV of the Certificate of Incorporation set forth above were duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed on this 24 day of September, 2019.

APEX GLOBAL BRANDS INC.

By:	/s/ Henry Stupp
Name:	Henry Stupp
Title:	Chief Executive Officer

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